Filed by Quovadx, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Rogue Wave Software, Inc. Commission File No. 000-28900

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Additional Information Regarding the
Rogue Wave Acquisition

In this presentation we will be discussing Quovadx’s proposed anticipated acquisition of
Rogue Wave, Inc.  Quovadx intends to commence an exchange offer for the outstanding shares of Rogue Wave and to file with the Securities and Exchange Commission (SEC)
a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer.
Rogue Wave intends to file a Solicitation/Recommendation Statement on Schedule 14D-
9 with the SEC relating to the exchange offer.  Quovadx expects to mail a
Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue
Wave, and Rogue Wave expects to mail a Schedule 14D-9 to its stockholders.
Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Quovadx’s website at www.quovadx.com.
Documents filed by Rogue Wave with the SEC may be obtained without charge at the
SEC’s website and at Rogue Wave’s website at www.roguewave.com.

In addition to the Registration Statement on S-4, Schedule TO, Prospectus/Offer to
Exchange and Schedule 14D-9, Quovadx and Rogue Wave file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quovadx or Rogue Wave at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission’s other public reference rooms in New York, N.Y. and Chicago, Ill.
Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Quovadx and Rogue Wave filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov.

Forward-Looking Statements

Certain statements in this presentation are “forward-looking statements”
within the meaning of the the Private Securities Litigation Reform Act of 1995,
including statements regarding the timing and expected completion of the
Rogue Wave acquisition, the anticipated effect of the acquisition on
Quovadx’s sales growth, revenue, cost structure, earnings and financial condition, the anticipated improvement in Quovadx’s position in the industry in which it competes as a result of the transaction, and the expected effect of the transaction on Quovadx’s product offerings.  These statements reflect management’s current expectations regarding future events, speak only as of the date of this release may differ materially from actual future events.  These statements are subject to a number of risks and uncertainties, including risk relating to consummation of the Rogue Wave acquisition, potential difficulties in the assimilation Rogue Wave’s operations,  technologies and products, the risk of loss of key personnel of Rogue Wave, diversion of management attention from other business concerns, and risk that the foregoing and other
factors will not yield the expected accretion in the future.   We do not
undertake any obligation to update or correct any forward-looking statements included in this release to reflect events or circumstances occurring after the date of this release.

QUOVADX is a trademark of Quovadx, Inc.. Rogue Wave is a registered trademark of Rogue Wave Software, Inc. All other company and product names mentioned may be trademarks of the companies with which they are associated.

NASDAQ Symbol
QVDX

$35
million
in cash

500+
professionals
worldwide

10
US Offices
1
UK Office

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QUOVADX

4

WEB SERVICES ANYWHERE

Global Platform and Vertical
Application Software Company

REVENUE IN MILLIONS: 65, 60, 55, 50, 45, 40, 35, 30, 25, 20, 15, 10, 5

PHASE I
XML Services

XCare.net

- Portal Design and Construction
- Architecture for Composite Application Development
- Early Work in XML and Topic Navigation Mapping

PHASE II
Financing and Product Building

- $17M Venture Round
- $104M IPO
- XTiera Platform

- Signing of MedUnite

PHASE III
Acquiring the Expansion Components

confer

Healthcare.com

Pixel

- 3000+ Customers

PHASE IV
Integrating The Company

- Rebuilt Sales
- Consolidated Operations
- Integrated Marketing Programs
- Launch of QDX™Platform V

PHASE V
Expansion and Momentum

- Grow Direct Sales and Distributors
- Penetrate Strategic Sectors
- New Product Line Extensions

CARESCIENCE

- New Market Segments

1998 | 1999 | 2000 | 2001 | 2002 | 2003+

QUOVADX

5

WEB SERVICES ANYWHERE

Our Strategic Evolution

DATABASES AND DATA WAREHOUSES
LEGACY INTEGRATION
TRADING PARTNERS
DOCUMENT RETRIEVAL
WEB SERVICES
Create value from existing critical systems
Streamline our customers' processes
Build composite applications
QDX
Application
MEASURE, TAILOR AND TUNE
Applications
Payer Market
Provider Market
Emerging Markets
Payer
Adaptive Framework
• Medical Management
• CustomerFocus
• Managed Care Transaction Manager
• Trading Partner
• Identity Management
• Phoenix (ASP Offering)
Provider
Adaptive Framework
• Cash Accelerator
• INSURENET
• HIPAA Express
• Trading Partner
• Physician Portal
• Identity Management
• Care Science
• Care Mgmt. System
• Care Data Exchange
Life Sciences
Adaptive Framework
• Quick Trials
• Automated Escalation
• Government Mandated Features
• Action & To-Do Lists
Financial Services
Adaptive Framework
• Role-based Access Control
• Managed by Exception
• Connectivity
Tools
QDX™ Platform V
APPLICATION DEVELOPMENT TOOLS
BUSINESS PROCESS MANAGEMENT SERVICES
INTEGRATION SERVICES

QUOVADX

6

WEB SERVICES ANYWHERE

Business Model

HEALTHCARE: 1800+ (Payer, Provider, Pharmaceutical)

- La Cruz Azul de Puerto Rico, Inc.
- HCA
- Geneva
- Tenet
- mayo
- Blue Cross Blue Shield of Michigan
- Rx
- Kaiser Permanente
- Ascension Health
- Deloitte & Touche
- Health Net
- BlueCross BlueShield of Vermont
- Express Scripts
- Bristol-Myers Squibb Company

FINANCIAL SERVICES

- citi
- ING
- Credit Suisse
- Deutsche Bank

MEDIA & ENTERTAINMENT

- Miramax Films
- McGraw-Hill
- Sony
- Dow Jones
- Viacom

PARTNERS

- McKesson Empowering Healthcare
- Siemens
- QuadraMed
- EDS
- GE Medical Systems
- Getronics
- CSC

OTHER

- Cable & Wireless
- DuPont
- GE
- GAP
- Unilever
- Zurich
- BASF

QUOVADX

7

WEB SERVICES ANYWHERE

3600+ Clients

Market Opportunity

• Two Major Market Segments

•  Worldwide Application Deployment
    Platform Spending

o $4 billion in 2002

• Global Healthcare IT spending

o $69 billion in 2002; $103 billion in 2006

             Sources: Gartner 2002, 2003; IDC 2003

Leading the Way in Web Services

Quovadx Core Competency is XML

Tremendous Advantage

Avoid Translation, Complexity, etc.

WS-I Leadership

Initial Demonstration Group for Supply Chain
Application on WS-I Test Site

Major Advantage to Healthcare
Organizations

Reuse of Patient and Clinical Data

QUOVADX

ROGUE WAVE®
SOFTWARE

QUOVADX
10
WEB SERVICES ANYWHERE

QVDX:
Trailing Twelve Months
Revenue: $72.3M

RWAV:

Trailing Twelve Months

Revenue: $32.9M

Quovadx Announces Acquisition of Rogue
Wave: Broadens Tools Offerings and
Industry Reach

Rogue Wave Acquisition

$71 Million Transaction

Includes approximately $33 million acquired cash

$6.85 per share of RWAV, consisting of:

$4.09 Cash per share ($42 Million)

0.5292 Share QVDX per RWAV share

5.5 Million new QVDX shares to be issued

Rogue Wave Acquisition

Transaction, Net of Cash, Valued at
1.2X Trailing Twelve Months Revenue

High Margin, Profitable, Cash
Generating Model

Expected to be Accretive to 2004 EPS
by $0.05 - $0.10

Rogue Wave at a Glance

Trailing 12 Months:

Revenue:

$32.9 Million

Gross Profit:

$29.6 Million

Gross Margin:

              90%

R & D:

$  6.2 Million

SG&A:

$17.4 Million

Net Income

$  1.5 Million

Balance Sheet at 9.30.03:

Cash & Investments:

$32.7 Million

Working Capital:

$29.5 Million

Deferred Revenue

$  6.7 Million

Rogue Wave Offerings - Mature Products

SourcePro/SourcePro DB

Facilitates Cross Platform/Cross Database C++
Application Development

Stingray

GUI controls for Windows applications

Strong revenue sources, cash generators

18,000 customers / 300,000 licenses

Rogue Wave Offerings – New Products
& Emerging Technology

LEIF

Leverages existing C++ investments - Integrates C++
applications with those written in .NET & J2EE

Facilitates application development in a service-
oriented architecture (SOA)

Wave Runner

Assembly & orchestration - now to be provided by the
QDX platform

Additional components - monitors & manages
services

Identified Synergies

Revenue Opportunity

Significant cross-sell opportunities for both companies

Accelerates Quovadx entry into Financial Services Vertical
& increases presence with ISVs

Accelerates Rogue Wave Web services offerings

Cost Reduction Opportunity

R&D Synergies – complementary focus on SOA, Web
services; acceleration of RWAV development cycle

Absorption of General and Administrative functions

Elimination of public company costs

Strategic Fit: Rogue Wave Offers

Worldwide recognition for superior application development
products

Leading provider for C++ development products for over a
decade

Mature, cash generating SourcePro & Stingray offerings

Emerging LEIF product, creating Web services interfaces to
C++ legacy applications

Strong presence in Financial Services, Telecommunications, &
with Independent Software Vendors (ISVs)

18,000 Customers

300,000 Licenses worldwide

Strategic Fit: Quovadx Offers

Recognized integration & application
development QDX™ Platform V, and Adaptive
Application Offerings

Leadership position in Web services

Complementary application development focus,
R&D efforts

Growing sales force and distribution network

Strong healthcare customer base

QUOVADX
ROGUE WAVE
SOFTWARE
A QUOVADX COMPANY
Tools
Rogue Wave Platform V
QUOVADX APPLICATION DEVELOPMENT TOOLS
ROGUE WAVE TECHNOLOGY
• SourcePro/Source Pro DB
• LEIF & LEIFV2
BUSINESS PROCESS MANAGEMENT SERVICES
INTEGRATION SERVICES
Enterprise Applications
Payer Market
Provider Market
Emerging Markets
Payer
Adaptive Framework
• Medical Management
• Customerfocus
• Managed Care Transaction Manager
• Trading Partner
• Identity Management
• Phoenix (ASP Offering)
Provider
Adaptive Framework
• Cash Accelerator
• INSURENET
• HIPAA Express
• Trading Partner
• Physician Portal
• Identity Management
• Care Science
• Care Mgmt. System
• Care Data Exchange
Life Sciences
Adaptive Framework
• Quick Trials
• Automated Escalation
• Government Mandated Features
• Action & To-Do Lists
Financial Services
Adaptive Framework
• Role-based Access Control
• Managed by Exception
• Connectivity

QUOVADX

19

WEB SERVICES ANYWHERE

Quovadx Structure, Post Merger

A Winning Combination

High Margin, profitable model

Leading edge Web services platform

Recognized technology brand

Strong domestic & international distributor
network

Broad and deep customer base

Healthcare

Financial Services

Telecommunications

Independent Software Vendors

QUOVADX	Mercator	SeeBeyond	TIBCO	VITRIA	webMethods	OTHER APPLICATION VENDORS
QDX Platform V							
Integration	✓	✓	✓	✓	✓	✓	
Business Process	✓			✓	✓	✓	
Screen Rejuvenator	✓						
Adaptive Applications							
HEALTHCARE							
QDX HIPAA Express	✓	✓	✓	✓	✓		
Medical Management QDX Case Management QDX Disease Management QDX Utilization Management	✓						LCDR, MedDecisions
QDX Trading Partner Mgr.	✓	✓	✓	✓	✓	✓	
QDX Quick Trials	✓						Siebel, FWPharma
QDX Identity Management	✓		✓				
QDX CustomerFocus	✓						Siebel, Oracle
The INSURENET® Solution	✓						
QDX Payer Solution Suite	✓						Trizetto, Perot, CSC
FINANCIAL APPLICATIONS							
QDX Corporate Actions Management	✓			✓			
MANUFACTURING & ENERGY							
QDX Collaborative Manufacturing	✓		✓	✓		✓	
QDX RosettaNet Supplier Solutions	✓	✓		✓	✓	✓	
TELECOMMUNICATIONS					✓		

QUOVADX

21

WEB SERVICES ANYWHERE

Vendor Comparison

VITR
3%
QVDX
1%
MCTR
3%
SBYN
4%
WEBM
7%
TIBX
9%
IBM
16%
OTHERS
57%

QUOVADX

22

WEB SERVICES ANYWHERE

Market Share

No Clear Winners

Software License Fee Multiplier

Recurring Revenue

Professional

License

(Mtce, Hosting, Transaction Fees)

Services

Fee

ADAPTIVE APPLICATIONS

    Provider Adaptive Framework

    Cash Accelerator

      The INSURENET Solution

$50K - $250K

250% - 500%

0% - 50%

      QDX HIPAA Express

$100K - $250K

55% - 60%

50% - 100%

      QDX Trading Partner Manager

$100K - $200K

55% - 60%

50% - 100%

    Payer Adaptive Framework

   Medical Management*

$500K - $1.5M

55% - 60%

150% - 500%

PLATFORM V COMPONENTS

     Business Process Management

$200K - $500K

55% - 60%

100% - 200%

     Integration

$50K - $250K

55% - 60%

50% - 100%

     Legacy Integration

$10K - 50K

55% - 60%

0% - 50%

* Includes Utilization Manager, Case Management, Disease Management, and Customer Focus

Expected 3-Year Value as a Percentage of License Fee

IN MILLIONS
$8
$7
$6
$5
$4
$3
$2
$1
$0
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q4 2003

QUOVADX

24

WEB SERVICES ANYWHERE

Quarterly License Revenue

39%

38%

31%

24%

18%

11%

License
Rev. As
% of
Total

9 Months
2003
Services
23%
Other Recurring
41%
Software
36%

Other Recurring
30%
Services
20%
4th Qtr.
2004
Target
Software
50%

QUOVADX

25
WEB SERVICES ANYWHERE

Revenue Mix

Target Operating Model

Percent of

Target

Revenue

Revenue

Margin

   License

50%

85% - 90%

   Services

20%

45% - 50%

   Recurring

30%

45% - 50%

       Gross Margin

65% - 70%

Operating expenses:

   Sales and Marketing

~22%

   General and Administrative

~13%

   Research and Development

~10%

       Total operating expenses

~45%

Operating Margin

20% - 25%

Margin Comparisons:
3Q2003 vs. 2Q2003

Segment

Q3/2003

Q2/2003

Software license fees

7,791

$

7,242

$

549

$

Cost of revenue

1,905

2,158

(253)

$

Gross margin

5,886

5,084

802

$

     Margin %

75.5%

70.2%

Professional services

4,396

$

4,317

$

79

$

Cost of revenue

3,335

3,129

206

$

Gross margin

1,061

1,188

(127)

$

     Margin %

24.1%

27.5%

Recurring revenue

7,696

$

7,785

$

(89)

$

Cost of revenue

5,128

5,164

(36)

$

Gross margin

2,568

2,621

(53)

$

     Margin %

33.4%

33.7%

Total Revenue

19,883

$

19,344

$

539

$

Cost of revenue

10,368

10,451

(83)

$

Gross margin

9,515

8,893

622

$

     Margin %

47.9%

46.0%

Change

GAAP Results:
3Q2003 vs. 2Q2003

(In Thousands, except per share)

3Q2003

2Q2003

Change

Gross margin

9,515

$

8,893

$

622

$

   Selling and marketing

4,685

4,052

633

   General & administrative

3,001

3,146

(145)

   Research and development

2,669

2,246

423

   Amortization of acquired intangibles

307

307

-

Total costs and expenses

10,662

9,751

911

Operating earnings (loss)

(1,147)

(858)

(289)

   Interest income, net

89

207

(118)

Net income (loss)

(1,058)

$

(651)

$

(407)

$

Earnings (loss) per share (basic and diluted)

(0.03)

$

(0.02)

$

(0.01)

$

Weighted average shares (basic and diluted)

30,866

30,406

460

EBITDA

1,456

$

1,538

$

(82)

$

Balance Sheet Highlights

(In Thousands, except

per share and DSO)

9/30/2003

6/30/2003

Cash, cash equivalents and

   short-term investments

34,884

$

42,091

$

        Per share

1.06

$

1.38

$

Accounts receivable

22,702

$

16,799

$

        DSO

90

78

Note Receivable

2,093

$

2,318

$

Working capital

35,891

$

48,767

$

Total assets

118,096

$

97,574

$

Deferred revenue

13,734

$

6,668

$

Stockholders' equity

92,273

$

83,945

$

        Book value per share

2.80

$

2.75

$

Q3 Cash Usage

(In Thousands)

'Cash' Earnings

1,545

$

Cash Used in Operating Activities:

Increase in Receivables

(4,052)

Increase in Payables & Accrued Liab.

1,752

Increase in Unearned Revenues

1,776

Decrease in Other Assets

441

Net Cash Provided by Operating Activities

1,462

Investing and Financing Activities

- PP&E Additions

(537)

- Capitalized Software

(744)

- Business Acquisition, Net of Acquired Cash

(7,514)

- Proceeds from Issuance of Common Stock

126

Net Change in Cash

(7,207)

$

Review of Third Quarter Cash Usage

QVDX – An Attractive Investment

Growth Strategies

Pursue Web Services

Extend Business Model to New Markets

Further Develop Partner and Distributor
Alliances

Investment Appeal

Operate in Large, Growing Market

Offer Attractive ROI for Customers

Highly Leveraged Model

Solid Balance Sheet, No Debt

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